GREEN DRAGON WOOD PRODUCTS, INC.
Unit 312, 3rd Floor, New East Ocean Centre
9 Science Museum Road
Lowloon, Hong Kong

June 9, 2014
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:       Terence O’Brien – Accounting Branch Chief
Thomas D’Orazio – Staff Accountant

Re:         Green Dragon Wood Products, Inc.
Form 10-K for Fiscal Year Ended March 31, 2013
Filed October 8, 2013
File No. 0-53379

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated March 26, 2014 (the "Comment Letter") relating to the Form 10-Q for the quarter ended December 31, 2013 (the “Form 10-Q”) of Green Dragon Wood Products, Inc. (the "Company"). The answers set forth herein refer to each of the Staff’s comments by number.

Form 10-Q for the Period Ended December 31, 2013

Condensed Consolidated Statements of Operations and Comprehensive Income, page 3

1.
Your financial results for the nine months ended December 31, 2013, do not appear to reconcile to the sum of the financial results for the three months ended December 31, 2013, and the six months ended September 30, 2013, as reported in your previous Form 10-Q. For example, your Form 10-Q for the six months ended September 30, 2013, reported net revenues of $3.6 million, and you reported net revenues of $4 million for the three months ended December 31, 2013. However, net revenues reported for the nine months ended December 31, 2013, were $6.5 million. There appear to be similar differences throughout the statements of operations, including in the cost of revenue, loss from operations and loss before income taxes line items. We not did identify any language referenced in the notes to the financial statements to indicate what resulted in these differences. Accordingly, please address how you derived your financial results for the three and nine months ended December 31, 2013, and include an explanation of the significant differences noted above, including if you determined there were errors in the financial statements included in your Form 10-Q for the period ended June 30, 2013. If you determined there were errors in your Form 10-Q for the period ended June 30, 2013, please tell us what consideration you gave to amending the Form 10-Q for the period ended June 30, 2013, the requirements of Item 4.02 of Form 8-K, and providing clear disclosures of the revisions to your financial statements in the notes to the financial statements.

Response

The Company hereby acknowledges the Staff’s comment and agrees that there were arithmetical errors in the condensed consolidated statements of operations and comprehensive income for the three months ended December 31, 2013. It appears that the numbers for the three month period ended June 30, 2013 were erroneously subtracted from the numbers for the nine months period ended December 31, 2013 instead of the numbers for the six months period ended September 30, 2013 in arriving at the numbers for the three month period ended December 31, 2013 thereby incorrectly stating all the numbers in the original filing for the three month period ended December 31, 2013. Accordingly, the Company intends to amend the calculation and restate its historical statements of operations and comprehensive income for the quarterly ended December 31, 2013.  In addition, the Company has filed a Form 8-K to disclose the non-reliance on the financial statements set forth above.  The Company confirms that its amendment to the Form 10-Q will comply with ASC Topic 250.

We hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments and/or questions, please contact the undersigned at (011-852) 2482-5168 or Richard A. Friedman, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Kwok Leung Lee

Kwok Leung Lee
President

cc:           Richard A. Friedman, Sichenzia Ross Friedman Ference LLP